Jonathan Vasu

Education:

Southern Methodist University, MBA

Sept 2019 – May 2021

Work experience:

COO, Foodvine, Full-time

March 2021 - Present

Project Management, Analyst-Finance, Avatar Healthcare Inc, Part-time

May 2020 – May 2021

- Coordinated project to overhaul all accounting practices following an in-depth financial analysis
- Managed the design and development of a PowerBI-based Business Intelligence dashboard for management review

Technical Project Leader, Valeo, Full-time

Oct 2014 -July 2019

- Led multi-site teams (3 countries, ~30 members) in a 10M€ project to develop a generic Active Safety Platform with Autonomous Emergency Braking (AEB) as lead function
- Managed cross-functional teams (4 countries, ~30 members) in an award-winning project to develop a suite of front camera based Automatic functions for a 27M€ Japanese OEM project. (SOP in 2019)

PDEng Trainee, Intern, DAF Trucks NV, Full-time

Jan 2014- Sept 2014